UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 4) *

Electronic Game Card Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

285716106

(CUSIP Number)

Thomas J. Morgan, Esq.
Lewis and Roca, LLP
40 N. Central Avenue
Phoenix, Arizona 85004
(602) 262-5712

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

March 27, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement of Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box . ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this coverage page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 285716106	Page 2 of 4

1.	Names of Reporting Persons I.R.S. Identification Nos. of above Persons (entities only). Leonard Steinberg
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 7,956,200
	8.	Shared Voting Power None
	9.	Sole Dispositive Power 7,956,200
	10.	Shared Dispositive Power None
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,956,200
12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 13.93%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No.: 285716106	Page 3 of 4

Item 1.                    Security and Issuer

(a)	common stock, $0.001 par value
(b)	Electronic Game Card Inc. (“Company”)
318 North Carson Street, Suite 208 Carson City, Nevada 89701

Item 2.                    Identity and Background

(a)	Name: Leonard Steinberg
(b)	Business Address: 201-210 Mercury Court, Tithebarn Street, Liverpool L2 2QP, England
(c)	Occupation: Executive Chariman
Employer: Electronic Game Card Inc.
Principal Business: Electronic Game Card Manufacturing
(d)	Criminal Convictions in Last Five Years: None
(e)	Civil Proceedings Regarding Securities Violation in Last Five Years: None
(f)	Citizenship: British

Item 3.                    Source and Amount of Funds or Other Consideration

                 Personal funds

Item 4.                    Purpose of Transaction

Lord Steinberg has acquired the securities for investment purposes, and may acquire additional shares of the Company’s stock in open market transactions, private sales or directly from the Company.  Lord Steinberg is the Executive Chairman of the Board of the Company.

CUSIP No.: 285716106	Page 4 or 4

Item 5.                    Interest in Securities of the Issuer

(a)	Lord Steinberg directly holds 7,956,200 shares or 13.93% of the total outstanding common shares of EGMI.

(b)	(i)	Sole power to vote or to direct the vote:7,956,200
	(ii)	Shared power to vote or direct the vote: 0
	(iii)	Sole power to dispose or to direct the disposition of the shares: 7,956,200
	(iv)	Shared power to dispose or to direct the disposition of the shares: 0

(c)	(i)	Lord Steinberg
(ii)-(iv)

Date	Amount of Securities	Price Per Share
03/20/09	1,000,000	$0.5236
03/24/09	1,000,000	$0.5525

(v)	The purchases were made in open market transactions through the OTCBB.

Item 6.                    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Lord Steinberg holds record title to 7,956,200 shares and exercises voting and dispositive control over these shares.

Item 7.                    Material to Be Filed as Exhibits

 None

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 2, 2009	By:	/s/ Leonard Steinberg
Date		Leonard Steinberg